Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

RECEIVED
2008 JUL 14 P 1:52

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States
Mailstop: Room 3628 [redacted]

SUPPL

08003772

2 July 2008

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File Number 82-34721).

We, Rolls-Royce Group plc, File Number 82-34721, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

http://ir.rolls-royce.com/rr/investors/latestnews/rns/

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For and on behalf of
Rolls-Royce Group plc

Paul Davies
Deputy Company Secretary

PROCESSED
JUL 16 2008
THOMSON REUTERS

END